SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MSCI Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

55354G100
(CUSIP Number)

October 3, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55354G100	SCHEDULE 13G	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Generation Investment Management LLP 98-0456791
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION London, United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,608,968
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,608,968
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,608,968
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.43%
12		TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 55354G100	SCHEDULE 13G	Page 3 of 6 Pages

Item 1.	(a) Name of Issuer

MSCI Inc.

(b) Address of Issuer’s Principal Executive Offices

7 World Trade Center

250 Greenwich Street, 49th Floor

New York, New York 10007

Item 2.	(a) Name of Person Filing

Generation Investment Management LLP

(b) Address of Principal Business Office, or, if none, Residence

20 Air Street, 7th Floor

London W1B 5AN

United Kingdom

(c) Citizenship

Please refer to Item 4 on each cover sheet for each filing person

(d) Title of Class of Securities

Common Stock

(e) CUSIP No.:

55354G100

CUSIP No. 55354G100	SCHEDULE 13G	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

 Not Applicable

CUSIP No. 55354G100	SCHEDULE 13G	Page 5 of 6 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 6,608,968

(b) Percent of class: 5.43%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 6,608,968

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 6,608,968

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

CUSIP No. 55354G100	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2012

Generation Investment Management LLP

By:	David Blood
	Name:	David Blood
	Title:	Chief Executive Officer